UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INTERNATIONAL ISOTOPES, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

45972C102

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45972C102

1	Names of Reporting Persons Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 107,286,765(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 107,286,765(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 32.2%(2)

12	Type of Reporting Person (See Instructions) IA

(1) Includes (i) 6,084,444 subject to warrants exercisable within 60 days of December 31, 2010, (ii) 3,500,000 shares subject to vested stock options exercisable within 60 days of December 31, 2010, and (iii) 1,071,429 shares subject to debentures convertible within 60 days of December 31, 2010.

(2) Based on 323,032,866 shares of common stock of the Issuer issued and outstanding as of November 2, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 45972C102

1	Names of Reporting Persons Christopher Grosso

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 14,908,777(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 4,389,681(1)

	8	Shared Dispositive Power 10,519,096

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,908,777(1)

10

Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☒

Excludes 92,377,988 shares of common stock and shares of common stock subject to warrants, options and debnetures owned by various investment advisory clients of Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.

11	Percent of Class Represented by Amount in Row (9) 4.6%(1)(2)

12	Type of Reporting Person (See Instructions) IA

(1) Includes (i) 461,110 shares subject to warrants exercisable within 60 days of December 31, 2010 (ii) 3,500,000 shares subject to vested stock options exercisable within 60 days of December 31, 2010, and (iii) 428,571 shares subject to debentures convertible within 60 days of December 31, 2010.

(2) Based on 323,032,866 shares of common stock of the Issuer issued and outstanding as of November 2, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 45972C102

1	Names of Reporting Persons Thomas Kershner

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,780,194(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 397,619(1)

	8	Shared Dispositive Power 6,382,575

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,780,194(1)

10

Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☒

Excludes 100,506,571 shares of common stock and shares of common stock subject to warrants, options and debentures owned by various investment advisory clients of Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.

11	Percent of Class Represented by Amount in Row (9) 2.1%(1)(2)

12	Type of Reporting Person (See Instructions) IA

(1) Includes (i) 183,333 shares subject to warrants exercisable within 60 days of December 31, 2010, and (ii) 214,286 shares subject to debentures convertible within 60 days of December 31, 2010.

(2) Based on 323,032,866 shares of common stock of the Issuer issued and outstanding as of November 2, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

Item 1.
	(a)	Name of Issuer: International Isotopes, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 4137 Commerce Circle, Idaho Falls, Idaho, 83401

Item 2.
	(a)	Name of Person Filing: See Item 1 of each cover page.
	(b)	Address of Principal Business Office or, if none, Residence: 480 Broadway, Suite 310, Saratoga Springs, New York 12866
	(c)	Citizenship: See Item 4 of each cover page.
	(d)	Title of Class of Securities: Common Stock, $.01 par value
	(e)	CUSIP Number: 45972C102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act.
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.
(a)

Amount beneficially owned:

As of December 31, 2010, Kennerman Associates, Inc. d/b/a Kershner Grosso & Co. had beneficial ownership of 96,630,892 shares of common stock, $.01 par value (“Shares”) of International Isotopes, Inc. (the “Issuer”), warrants to purchase 6,084,444 shares of common stock that were exercisable within 60 days of December 31, 2010 (“Warrants”), vested options to purchase 3,500,000 shares of common stock that were exercisable within 60 days of December 31, 2010 (“Options”), and debentures convertible into 1,071,429 shares within 60 days of December 31, 2010 (“Debentures”) acquired for the accounts of certain of its investment advisor clients.  Christopher Grosso is a principal of Kennerman Associates, Inc., and may be deemed to have beneficial ownership of the Shares, Warrants, Options and Debentures beneficially owned by Kennerman Associates, Inc.  Thomas Kershner is the President of Kennerman Associates, Inc., and may be deemed to have beneficial ownership of the Shares, Warrants, Options and Debentures beneficially owned by Kennerman Associates, Inc.

The filing of this report  shall not be construed  as  an admission that either Christopher Grosso or Thomas Kershner is, for  purposes of Section 13(d)  or  13(g)  of the  Act  or for  any  other  purposes,  the beneficial owner of  the Shares, Options or Warrants.  Christopher Grosso disclaims beneficial ownership of 92,377,988 Shares, Options, Warrants and Debentures covered by this Schedule 13G.  Thomas Kershner disclaims beneficial ownership of 100,506,571 Shares, Options, Warrants and Debentures covered by this Schedule 13G.

(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of the shares: See Item 7 of each cover page.
(iv) Shared power to dispose of or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See Item 4(a) above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.

February 14, 2011
(Date)

/s/ Thomas Kershner
(Signature)

President
(Title)

Christopher Grosso

February 14, 2011
(Date)

/s/ Christopher Grosso
(Signature)

N/A
(Title)

Thomas Kershner

February 14, 2011
(Date)

/s/ Thomas Kershner
(Signature)

N/A
(Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).